UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number:  000-50385

CUSIP Number:  71943D 102

NOTIFICATION OF LATE FILING

(Check one)	Form 10-K	____ Form 20-F	____ Form 11-K
	X Form 10-Q	____ Form 10-D	____ Form N-SAR	____ Form N-CSR

For period ended   June 30, 2012

___ Transition Report on Form 10-K

___ Transition Report on Form 20-F

___ Transition Report on Form 11-K

___ Transition Report on Form 10-Q

___ Transition Report on Form N-SAR

For the transition period ended ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I

REGISTRANT INFORMATION

Full Name of Registrant   GrowLife,Inc.

Former Name if Applicable  Phototron Holdings, Inc.

Address of Principal Executive Office (Street and number)  20259 Ventura Boulevard

City, State and Zip Code  Woodland Hills, CA 91364

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11–K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Form 10-Q for the fiscal quarter ended June 30, 2012 could not be filed within the prescribed time period due to difficulties finalizing operating results for the fiscal quarter ended June 30, 2012, which could not be eliminated without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Justin Manns	(818)	992-0200
(Name)	(Area Code)	(Telephone Number)

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(2)           Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  X   Yes___ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  X   Yes          No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GrowLife, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2012	By:	/s/ Justin Manns
	Name:	Justin Manns
	Title:	Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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Part IV – Other Information

(3)           Explanation of Change

The Registrant anticipates that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q as a result of the Registrant’s acquisition of SG Technologies Corp pursuant to the consummation of the transactions contemplated under that certain Agreement and Plan of Merger, dated as of March 21, 2012, by and among the Registrant, SG Technologies Corp, and SGT Merger Corporation, the Registrant’s wholly-owned subsidiary.  The closing of such merger occurred on April 5, 2012, at which time, SG Technologies Corp was merged with and into SGT Merger Corporation and became our wholly-owned subsidiary. As previously disclosed the Registrant has had difficulties finalizing operating results for the fiscal quarter ended June 30, 2012 which could not be eliminated without unreasonable effort or expense, and consequently is unable to disclose quantitative data at this time.

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